January 24, 2019

Ms. Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds Trust (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal:

On November 16, 2018, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 122 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 123 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s registration statement relating to the EAS Crow Point Alternatives Fund (the “Fund”), a portfolio series of the Trust. The Amendment was filed pursuant to Rule 485(a) under the 1933 Act to, among other things disclosed in the Amendment, re-designate the Fund’s Class A shares and Class I shares as Investor Class shares and Institutional Class shares, respectively, and to eliminate the Fund’s Class C shares.

You recently provided comments to us relating to the Amendment. This letter responds to those comments and they are set out separately below. For your convenience and reference, we have summarized your comments in this letter and provided the Trust’s response below each such comment. On January 28, 2019, the Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Summary Prospectus – Fees and Expenses of the Fund; Example

1.	Comment: Please include the Fund’s completed fees and expenses table and Example in this response letter at least one week prior to filing the B-Filing.

Response: Set forth below is the Fund’s completed fees and expenses table and Example that will be included in the B-Filing:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information is available from your financial professional and in the section captioned “Purchasing Shares” on page __ of this prospectus.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 24, 2019

Shareholder Fees (fees paid directly from your investment)

	Investor Class shares	Institutional Class shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions	None	None
Redemption Fee on Shares	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class shares	Institutional Class shares
Management Fees	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Other Expenses	1.92%	1.92%
Dividends From Securities Sold Short and Interest Expense	0.39%	0.39%
Other Operating Expenses	1.53%	1.53%
Acquired Fund Fees and Expenses[1]	1.17%	1.17%
Total Annual Fund Operating Expenses[2]	4.34%	4.09%
Fee Waivers and Expense Reimbursements	(0.83)%	(0.83)%
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements[3]	3.51%	3.26%
1.	This number represents the combined total fees and operating expenses of the underlying funds (e.g., investment companies and other pooled investment vehicles) owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since the number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

2.	Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses or the Expense Limitation Agreement described below. Acquired Fund Fees and Expenses are the fees and expenses incurred indirectly by the Fund as a result of its investments in investment companies and other pooled investment vehicles.

3.	Pursuant to an operating expense limitation agreement between Crow Point Partners, LLC (“Crow Point” or the “Adviser”) and the Fund, the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of such Fund’s business) to not more than 1.70% of the average daily net assets of each share class of the Fund through January 31, 2020. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 24, 2019

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only through January 31, 2020. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Investor Class Shares	$354	$1,240	$2,139	$4,438
Institutional Class Shares	$329	$1,169	$2,024	$4,231

Summary Section – Performance

2.	Comment: Please include the Fund’s completed bar chart and performance table in this response letter at least one week prior to filing the B-Filing.

Response: Set forth below is the Fund’s completed bar chart and performance table that will be included in the B-Filing:

Performance. The Fund was reorganized on October 13, 2017 from a series of Northern Lights Fund Trust, a Delaware statutory trust (the “Predecessor Fund”), to a series of 360 Funds, a Delaware statutory trust (the “Reorganization”). While the Fund is substantially similar to the Predecessor Fund and theoretically would have invested in the same portfolio of securities, the Fund’s performance may be different than the performance of the Predecessor Fund due to, among other things, differences in fees and expenses.

The bar chart and performance table below show the variability of the Predecessor Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Predecessor Fund’s Class I shares for each full calendar year since the Predecessor Fund’s inception, as well as the performance of the Fund’s Class I shares for the 2018 calendar year. The performance table compares the performance of the Predecessor Fund’s/Fund’s Class A, Class C and Class I shares over time to the performance of a broad-based securities market index. You should be aware that the Predecessor Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Effective January 28, 2019, the Fund’s Class A shares and Class I shares were re-designated as the Investor Class shares and Institutional Class shares, respectively, and the Fund’s Class C shares were converted to Investor Class shares and eliminated from the Fund. Updated performance information will be available at no cost by calling (877) 244-6235.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 24, 2019

PERFORMANCE BAR CHART FOR CLASS I SHARES1

(calendar year returns as of December 31)

1.	The returns shown in the bar chart are for Class I shares. The performance of Class A and Class C shares will differ due to differences in expenses. Effective January 28, 2019, the Fund’s Class A shares and Class I shares were re-designated as the Investor Class shares and Institutional Class shares, respectively, and the Fund’s Class C shares were converted to Investor Class shares and eliminated from the Fund.

The year-to-date return for the Fund’s Class I shares as of the quarter ended December 31, 2018 was (4.18)%.

During the periods shown in the bar chart, the best performance for a quarter was 5.72% (for the quarter ended June 30, 2009). The worst performance for a quarter was (11.75)% (for the quarter ended December 31, 2018).

AVERAGE ANNUAL TOTAL RETURNS

(For periods ended December 31, 2018)

	One Year	Five Years	Ten Years*
Class I Return Before Taxes	(4.18)%	0.48%	2.35%
Class I Return After Taxes on Distributions	(4.28)%	0.19%	1.82%
Class I Return After Taxes on Distributions and Sale of Fund Shares	(2.63)%	0.24%	1.79%
Class A Return Before Taxes	(4.32)%	0.22%	2.09%
Class C Return Before Taxes	(5.12)%	(0.51)%	1.35%
Bloomberg Barclay’s U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.01%	2.52%	3.48%
HFRI Fund-of-Funds Conservative Index** (reflects no deduction for fees, expenses or taxes)	(1.05)%	1.67%	3.08%

* The Adviser has managed the Fund since March 1, 2013.

** The HFRI Fund-of-Funds Conservative Index is included because it shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 24, 2019

After-tax returns are calculated using the highest historical individual federal marginal income tax rate in effect as of December 31, 2018 and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (“IRA”). Class A returns before taxes include maximum possible sale load. After-tax returns for Class A and Class C shares, which are not shown, will vary from those of Class I shares. The Fund’s broad based securities market index (benchmark) has been changed to the HFRI Fund-of-Funds Conservative Index from the S&P 500® Index to better reflect the securities and strategies used by the Adviser.

It is important to note that the Predecessor Fund’s name was changed and the strategy of the EAS Crow Point Alternatives Fund was modified, effective March 1, 2013, and the strategy was updated again, effective August 29, 2016. Under the investment approach prior to March 1, 2013, the EAS Crow Point Alternatives Fund, formerly known as the “EAS Alternatives Fund” and the “EAS Genesis Fund,” had a broader mandate and the Predecessor Fund was managed by a different investment adviser and portfolio manager. The Fund’s current investment adviser, Crow Point Partners, LLC, began managing the Predecessor Fund in March, 2013. The historical performance information illustrated above includes that of the Predecessor Fund’s former strategy, run by the former portfolio management team.

Current performance of the Fund may be lower or higher than the performance quoted above. Effective January 28, 2019, the Fund’s Class A shares and Class I shares were re-designated as the Investor Class shares and Institutional Class shares, respectively, and the Fund’s Class C shares were converted to Investor Class shares and eliminated from the Fund. Updated performance information may be obtained by calling (877) 244-6235.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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